SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND THIRTEENTH MEETING

OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ no. 00001180/0001-26

I certify for the required purposes that on the fifteenth day of May in the year of two thousand and fifteen, at 9am, in the Company Office, at Av. Presidente Vargas no. 409 – 13th floor, Rio de Janeiro – RJ, the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras held a meeting. The Chairman of the meeting was the President of the Board, Mr. WAGNER BITTENCOURT DE OLIVEIRA, with the presence of Directors JOSÉ DA COSTA CARVALHO NETO, JAILSON JOSÉ MEDEIROS ALVES, PRICILLA MARIA SANTANA, MAURÍCIO MUNIZ BARRETO DE CARVALHO and JOÃO ANTONIO LIAN. Decision: 1. Presentations. Business, governance and management planning of the Eletrobras' Companies. 1.1. Financial statements related to the 1st Quarter of 2015. Mr. President invited the Members of the Audit Committee of Eletrobras, JARBAS RAIMUNDO ALDANO MATOS - President, BRUNO NUNES SAD, RICARDO DE PAULA MONTEIRO, MANUEL JEREMIAS LEITE CALDAS and FELIPE LÜCKMANN FABRO - members, to hold a joint meeting to approve the Financial Statements. Mr. President handed the word over to the General Accountant, Mr. Rodrigo Vilella Ruiz, who stated the following: Eletrobras presented a profit of R$ 1,255 billion in the first quarter of 2015, a result that is 206.9% greater than that presented in the 4th quarter of 2014, when the company had a loss of R$ 1.174 billion. In comparison to the same period last year, in which the company had a positive result of R$ 1.034 billion, an improvement of 21.4%. One of the causes of improvement was the exchange rate variation, which added R$ 341 million to the positive outcome. In addition, the company, which had already reduced approximately 16% in the cost of staff in 2014, decreased this cost by 19.2% in the first quarter of the year - with savings of R$ 315 million. The monetary restatement of the value of indemnities for the renewal of concessions, the object of Law 12.783 /2013, was also entered, totaling R$ 495 million on the balance sheet. The net operating income of the company was R$ 8.599 billion, with a reduction of 12.1% in comparison to the 4th quarter of 2014. The income from generation grew 4%, mainly due to higher sales of energy in the short-term market. The income from transmission reduced by 26.6% and, in the segment of distribution, presented a reduction of 12.2%. The Ebitda of Eletrobras increased from R$ 180 million, in the fourth quarter of 2014, to R$ 1,381 million in the first quarter of 2015, indicating improvement in the operating results. The Report of the Independent Auditor was issued without reservation and with emphases. Eletrobras had access to all information of subsidiaries and affiliated companies, except for the SPEs Manaus Transmissora and Norte Brasil. Amazonas Energia presented once again the financial statements for the 1st quarter of 2014 and consequently for Eletrobras. Results of the Companies and consolidated:

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
STATEMENT OF INCOME FOR THE YEARS ENDED MARCH 31, 2015 AND 2014
(In thousands of Brazilian Reais)

	CONTROLADORA		CONSOLIDATED	
	03/31/2015	03/31/2014 Resubmitted see note 3.3	03/31/2015	03/31/2014 Resubmitted see note 3.3
NET OPERATING INCOME	**803,581**	**710,363**	**8,598,882**	**7,008,477**
OPERATING COSTS				
Energy purchased for resale	(693,124)	(728,190)	(2,921,562)	(1,677,545)
Charges on the use of the electrical grid	-	-	(464,617)	(367,351)
Fuel for production of electric energy	-	-	(299,119)	(317,043)
Construction	-	-	(563,212)	(537,054)
	(693,124)	**(728,190)**	**(4,248,510)**	**(2,898,993)**
GROSS INCOME	**110,457**	**(17,827)**	**4,350,372**	**4,109,484**
OPERATING EXPENSES				
Staff, Material and Services	(120,127)	(123,754)	(2,004,428)	(1,726,834)
Profit share of employees and managers	-	-	-	-
Remuneration and refund	-	-	(100,074)	(132,923)
Depreciation	(1,250)	(1,607)	(348,760)	(342,810)
Amortization	-	-	(114,318)	(40,875)
Donations and contributions	(49,412)	(49,514)	(62,437)	(63,837)
Operating provisions/reversals	(553,970)	(344,232)	(327,435)	341,696
Plan to redeploy the staff	-	-	-	(308,940)
Other	(161,636)	(285,335)	(515,893)	(626,146)
	(886,395)	**(804,442)**	**(3,473,345)**	**(2,900,669)**
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**(775,938)**	**(822,269)**	**877,027**	**1,208,815**
FINANCIAL RESULTS				
Financial Revenues				
Earnings from interest, commissions and fees	694,732	551,461	282,847	274,173
Income from financial investments	135,610	90,373	243,027	229,435
Interest on bills paid in arrears on electric energy	46,612	39,939	126,240	92,486
Monetary restatements	335,626	146,070	191,124	148,761
Foreign exchange variations	658,694	-	341,170	-
Remuneration of the Indemnities - Law 12.783/13	-	-	495,332	185,840
Gains with derivatives	-	-	11,528	9,739
Other financial income	15,723	51,412	319,594	88,829
Financial Expenses				
Debt charges	(550,324)	(366,412)	(1,008,868)	(580,794)
Leasing charges	-	-	(69,066)	(67,514)
Charges on shareholder resources	(5,466)	(25,254)	(7,535)	(28,226)
Foreign exchange variations	-	(109,002)	-	(118,941)
Losses with derivatives	-	-	(54,519)	(5,750)
Other financial income	(88,614)	(5,600)	(277,455)	(183,829)
	1,242,593	**372,987**	**593,419**	**44,209**
RESULT BEFORE THE SHAREHOLDINGS	**466,655**	**(449,282)**	**1,470,446**	**1,253,024**
RESULT OF THE SHAREHOLDINGS	971,927	1,524,978	40,948	92,562
OPERATING RESULT BEFORE TAXES	**1,438,582**	**1,075,696**	**1,511,394**	**1,345,586**
Current income tax and social contribution	-	(41,937)	(261,285)	(6,361)
Deferred income tax and social contribution	(183,335)	-	(136,498)	(298,416)
NET INCOME OF THE PERIOD	**1,255,247**	**1,033,759**	**1,113,611**	**1,040,809**
SHARE ATTRIBUTED TO THE CONTROLLERS	1,255,247	1,033,759	1,255,247	1,033,759
SHARE ATTRIBUTE TO THE NON-CONTROLLERS	-	-	(141,636)	7,050
NET PROFIT PER SHARE	R$0.92800	R$0.76426	R$0.92800	R$0.76426

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

With no other business on the agenda, Mr. President of the Board adjourned the meeting, asked me to draw up this Deliberation certificate, which once read and approved, was appropriately signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Board. The other discussions in this meeting were omitted from this certificate, because they were merely internal interests of the Society, legitimate cause, based on the duty of confidentiality of the Administration, in line with the "caput" of Article 155 of Law no. 6.404 (Law of Corporations), therefore considered outside the scope of the provision in paragraph 1 of article 142 of the aforementioned Law. I certify that the above text is a faithful transcription of the Minutes in the 27th Book of Minutes of the Meetings of the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRAS, on sheets 371 and thereafter of which I, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Board, drew them up.

Rio de Janeiro, May 15, 2015.

MARIA SILVIA SAMPAIO SANT’ANNA
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.